Panex Resources Inc.
c/o Coresco AG
Level 3, Gotthardstrasse 20
Zug, Switzerland
CH-6304

VIA EDGAR
June 4, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Erin Wilson

Dear Ms. Wilson:

Re:	Panex Resources Inc. (the “Company”)
Form POS AM
Filed May 11, 2012
File No. 333-172375

Further to the SEC’s comment letter dated May 29, 2012, the Company has prepared and filed the post-effective amendment #2 to that Form S-1.  As part of the post-effective amendment filing, the following documents have been filed via EDGAR:

1.	Form S-1– Post-Effective Amendment #2;
2.	XBRL statements for each of August 31, 2011 and February 29, 2012;
3.	a redlined Form S-1; and
4.	this response letter.

The post-effective amendment #2 was filed to include the XBRL statements for the Company’s August 31, 2011 financial statements and its February 29, 2012 financial statements.

Also, I confirm that the Form S-1 has been updated with current-dated information.

Finally, I confirm that the telephone number on the cover page has been changed to the Company’s correct telephone number.

I trust the above to be satisfactory.  If you have any questions or require anything further contact Rene Daignault at 604-648-0527 or rene@rhdlawcorp.com.

Sincerely,

Panex Resources Inc.

Per:  /s/ Klaus Eckhof

Klaus Eckhof
Director, Chief Executive Officer,
President, and
Principal Executive Officer